Exhibit 4 (i)
ANNUAL RENEWABLE TERM RIDER
This Rider (“Rider”) becomes a part of the policy to which it is attached (“the Policy”). All terms of the Policy that do not conflict with this Rider’s terms apply to this Rider.
Rider Benefit Summary — This Rider provides additional coverage on the Insured under the Policy as long as the Policy is In Force and this Rider has not terminated. The Face Amount of this Rider contributes to the Total Face Amount, and consequently to the Death Benefit, of the Policy. This rider has no Accumulated Value of its own, but affects the Policy’s Accumulated Value because the charges for the Rider are deducted from the Accumulated Value of the Policy.
Insured — As used in this Rider, the “Insured” means the individual covered under the Policy’s Basic Coverage, as shown in the Policy Specifications.
Rider Coverage Layer — is a layer of insurance coverage under this Rider. There may be one or more Rider Coverage Layers. Any elective increase in Rider Face Amount will comprise a new Rider Coverage Layer. Each Rider Coverage Layer has its own Face Amount, Risk Class, effective date, and set of charges. The Face Amount, Risk Class, effective date, and set of charges for the initial Rider Coverage Layer are shown in the Policy Specifications. The Face Amount, Risk Class, effective date, and set of charges for any Rider Coverage Layer added at a later time will be shown in a Supplemental Schedule of Coverage sent to you at that time.
Rider Face Amount —The Face Amount of this Rider is the sum of the Face Amounts of all Rider Coverage Layers.
Elective Increases in Rider Face Amount — Elective increases in the Face Amount of this Rider are increases that you apply for after the Policy has been issued. Not all policies allow for such increases. If the Policy allows elective increases in Face Amount, then increases in this Rider are also allowed.
You may submit an application to increase the Rider Face Amount. Your application must include Evidence of Insurability satisfactory to us and is subject to our approval. The effective date of the increased Rider Face Amount will be the first Monthly Payment Date on or next following the date all required conditions are met or any other date you request and we approve. We reserve the right to limit increases to one per policy year and to charge a fee, not to exceed $100, to evaluate insurability. Upon approval of any such increase, we will send you a Supplemental Schedule of Coverage, which will include the following information:
•	the increased Rider Face Amount and the effective date of the increase;
•	the Risk Class for the increase;
•	the Maximum Monthly Cost of Insurance Rates applicable to the increase;
•	the Maximum Monthly Coverage Charge for the increase; and
•	if the Guideline Premium Test is used, the new Guideline Premiums.
Decrease in Rider Face Amount — You may decrease the Rider Face Amount, subject to the provisions in the Policy. If there are Coverage Layers with the same effective date, they will be decreased or eliminated in the following order:
•	first, the Face Amount of this Rider will be decreased or eliminated;
•	then, the Face Amount of any other Rider that contributes to the Total Face Amount will be decreased or eliminated; and
•	finally, the Face Amount of Basic Coverage under the Policy will be decreased.
Charge for this Rider — On each Monthly Payment Date prior to the Monthly Deduction End Date, there is a charge for this Rider equal to the sum of the Rider Coverage Charge and the Rider Cost of Insurance Charge. Such charges may vary by Class, and for the purpose of this Rider, Class includes the Policy form to which this Rider is attached.

Rider Coverage Charge — The Coverage Charge for this Rider is the sum of the Coverage Charge for each Rider Coverage Layer. The Coverage Charge for the initial Rider Coverage Layer will not exceed the Coverage Charge shown in the Policy Specifications. The Coverage Charge for any later Rider Coverage Layer will not exceed the Coverage Charge shown in the Supplemental Schedule of Coverage to be sent to you when the Coverage Layer is added. This charge is based on the Face Amount of the Rider Coverage Layer as of its effective date. The Coverage Charge will not decrease even if the Face Amount of the associated Rider Coverage Layer is decreased.
Rider Cost of Insurance Charge — The Cost of Insurance Charge for this Rider is the sum of the Cost of Insurance Charge for each Rider Coverage Layer. The Cost of Insurance Charge for each Rider Coverage Layer is equal to (1) multiplied by (2), where:
(1)	is the Maximum Monthly Cost of Insurance Rate for the Coverage Layer divided by 1000; and

(2)	is the Net Amount at Risk allocated to the Coverage Layer.
The Net Amount at Risk is allocated proportionately to each Coverage Layer, including each Coverage Layer of other Riders that contribute to the Total Face Amount and each Coverage Layer of Basic Coverage under the Policy, according to Face Amount.
Conversion — This Rider is not convertible.
Effective Dates — This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:
•	your Written Request;
•	the date the Rider or the Policy ceases to be In Force.
Signed for Pacific Life Insurance Company,

President and Chief Executive Officer	Secretary